RNS Block listing Interim Review BLOCK LISTING OF SHARES UNILEVER PLC Released 15:04:02 15 December 2022 RNS Number : 8885J Unilever PLC 15 December 2022 15 December 2022 Unilever PLC (the "Company") Block listing of shares Application has been made to the Financial Conduct Authority ("FCA") and the London Stock Exchange ("LSE") for a block listing of 5,000,000 ordinary shares of 3 1/9 pence each in the Company (the "New Ordinary Shares"). The New Ordinary Shares will be allotted to trade on the Main Market of the LSE and be admitted to the premium listing segment of the Official List of the FCA upon allotment pursuant to the Company's obligations under its employee share schemes: the Unilever Share Plan 2017 (including the Unilever North America Omnibus Equity Compensation Plan) and the SHARES Plan (the "Plans"). The New Ordinary Shares will be issued and allotted from time to time for the purpose of satisfying the vesting of awards under the Plans. The New Ordinary Shares will rank equally with the existing issued ordinary shares of the Company. Admission of the New Ordinary Shares is expected on 19 December 2022. Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END BLREELFFLLLBFBB

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